SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2004 NOV 15 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 November 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04046141

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 9 November 2004 as published in the South China Morning Post in Hong Kong on 10 November 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

PROCESSED
NOV 16 2004

c.c. J P Morgan
- Ms. Tintin Subagyo

E:\tn\sa\SHMB-3Q-2004\ltr.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 9 NOVEMBER 2004 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2004 in Malaysia on 9 November 2004. The unaudited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2004 in Malaysia on 9 November 2004. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004

	Three Months Ended		Nine Months Ended	
	30.9.2004 *RM'000*	30.9.2003 *RM'000*	30.9.2004 *RM'000*	30.9.2003 *RM'000*
Revenue	91,062	70,936	246,054	178,033
Operating profit before exceptional items	24,305	13,766	55,179	20,321
Exceptional items	0	0	0	0
Operating profit after exceptional items	24,305	13,766	55,179	20,321
Interest expense	(1,526)	(1,778)	(4,864)	(5,234)
Interest income	43	17	116	29
Share of results of associated companies	(271)	(508)	(793)	(1,476)
Profit before taxation	**22,551**	**11,497**	**49,638**	**13,640**
Tax expense	(2,531)	(3,355)	(11,052)	(6,757)
Profit after taxation	**20,020**	**8,142**	**38,586**	**6,883**
Minority Interests	(909)	(594)	(1,971)	(161)
Net Profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	**19,111**	**7,548**	**36,615**	**6,722**
Basic Earnings per Ordinary Share (sen)	4.34	1.72	8.32	1.53
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 52.78%) IN THE FINANCIAL RESULTS OF SHMB FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2004 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 9 November 2004

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*